15049360

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section RECEIVED MAR 03 2015 Wash., D.C. 194

SEC FILE NUMBER
8-50828

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JDF Capital Advisors, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 Sedgwick Drive
(No. and Street)

Englewood (City) Colorado (State) 80113 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph M. Durnford, CEO 303-333-3673
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

StarkSchenkein, LLP
(Name – *if individual, state last, first, middle name*)

3600 South Yosemite Street, Suite 600 (Address) Denver (City) Colorado (State) 80237 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 3/13

PB 3/14/15

OATH OR AFFIRMATION

I, Joseph Durnford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JDF Capital Advisors, LLC., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO Joseph M Durnford

Title

Veronica Gonzales

Notary Public

VERONICA GONZALES
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20054006883
MY COMMISSION EXPIRES MARCH 19, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or ~~Partners' or Sole Proprietors' Capital.~~
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JDF Capital Advisors, LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014
AND FOR THE YEAR THEN ENDED

JDF Capital Advisors, LLC
Table of Contents

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

Report of Independent Registered Public Accounting Firm

To the Member
JDF Capital Advisors, LLC

We have audited the accompanying statement of financial condition of JDF Capital Advisors, LLC as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of JDF Capital Advisors, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JDF Capital Advisors, LLC as of December 31, 2014 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule III – Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3 (the "Supplemental Schedules") have been subjected to audit procedures performed in conjunction with the audit of JDF Capital , LLC's financial statements. The Supplemental Schedules are the responsibility of JDF Capital Advisors, LLC's management. Our audit procedures included determining whether the Supplemental Schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedules. In forming our opinion on the Supplemental Schedules we evaluated whether the Supplemental Schedules, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

StarkSchenkein, LLP

Denver, Colorado
February 23, 2015

JDF CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$ 16,889
Other current assets	1,117
	$ 18,006

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable – related party	$ 6,371
MEMBER'S EQUITY	11,635
	$ 18,006

The accompanying notes are an integral part of these financial statements.

JDF CAPITAL ADVISORS, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2014

REVENUE:	
Transaction Fees	$ 15,000
Interest income	9
Total revenue	15,009
EXPENSES:	
Regulatory expenses	8,879
Management fees	1,200
Professional fees	3,750
Total Expenses	13,829
NET INCOME	$ 1,180

The accompanying notes are an integral part of these financial statements.

JDF CAPITAL ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2014

BALANCE, December 31, 2013	$	3,955
Contributions		6,500
Net income		1,180
BALANCE, December 31, 2014	$	11,635

The accompanying notes are an integral part of these financial statements.

JDF CAPITAL ADVISORS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

OPERATING ACTIVITIES:		
Net income	$	1,180
Adjustment to reconcile net income to net cash provided by operating activities:		
Increase in Accounts Payable		2,871
Net cash provided by operating activities		4,051
INVESTING ACTIVITIES		
Net cash provided by investing activities		-
FINANCING ACTIVITIES		
Contributions		6,500
Net cash provided by financing activities		6,500
NET INCREASE IN CASH		10,551
CASH, at beginning of year		6,338
CASH, at end of year	$	16,889

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

JDF Capital Advisors, LLC (the "Company") is a Colorado limited liability company which was formed November 1, 2000 and is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company's sole member is JD Ford Holdings Company, LLC dba JD Ford & Company.

Revenue Recognition

The Company accrues investment advisory and consulting fees as they are earned. Commissions and related expenses are recorded on a trade-date basis as securities transactions occur. Reimbursements for direct transaction-related expenses are netted against the expenses incurred, while reimbursements for indirect expenses are included in other income.

Customer Agreement

The Company does not hold customer securities or perform custodial functions relating to customer accounts, and therefore is exempt from the possession and control requirements of Rule 15c3-3 under 15c3-3(k)(2)(i).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As a limited liability company, the Company reports as a partnership for income tax purposes. Accordingly, its member is responsible for any income taxes related to its net income.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2010. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income Taxes *(concluded)*

based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2014.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2014, the Company had net capital and net capital requirements of $10,518 and $5,000, respectively. The Company's net capital ratio of aggregate indebtedness to net capital was 61%. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS AND CONTINGENCIES

The Company's sole purpose is to transact any securities related business on behalf of its sole member. The Company's sole member operates as a consultant where it participates in mergers and acquisitions for a fee. Due to this, the Company is considered to be economically dependent on its sole member's operations. The Company is provided personnel, office space and facilities from its sole member for a monthly fee. The Company had a payable to its sole member of $6,371 at December 31, 2014 related to expense reimbursements and management fees. During the year ended December 31, 2014, the Company paid its sole member $900 in management fees.

NOTE 4 - MEMBER'S EQUITY

As specified in the Company's Articles of Organization, the Company was organized on November 1, 2001 under the Colorado Limited Liability Act, as amended and its sole member is J.D. Ford & Company, LLC.

During the year ended December 31, 2014, the member contributed $6,500 to the Company.

During the year ended December 31, 2014, the Company distributed $0 to its member.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

JDF CAPITAL ADVISORS, LLC
SCHEDULE I -- COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Member's equity qualified for net capital from the Statement of Financial Condition	$ 11,635
Less: Non-allowable assets	1,117
Net capital	$ 10,518
Aggregate indebtedness – from the Statement of Financial Condition	6,371
Basic net capital requirement	$ 5,000
Excess net capital	$ 5,518
Ratio of aggregate indebtedness to net capital	**61%**

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

JDF Capital Advisors, LLC
Schedule III – Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2014

JDF Capital Advisors, LLC relies on Section K (2)(i) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of these rules.

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

Report of Independent Registered Public Accounting Firm on Exemption Povisions Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
JDF Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying JDF Capital Advisors, LLC's Exemption Report, in which (1) JDF Capital Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which JDF Capital Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3 and (2) JDF Capital Advisors, LLC stated that JDF Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. JDF Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JDF Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

StarkSchenkein, LLP

StarkSchenkein, LLP
February 23, 2015

JDF Capital Advisors, LLC
Exemption Report

JDF Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

At no time during the calendar year ended December 31, 2014 did JDF Capital Advisors, LLC hold on behalf of customers any securities, cash, notes, or other financial instruments, nor did it custody funds on behalf of customers.

JDF Capital Advisors, LLC

I, Joseph M. Durnford, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Joseph M Durnford
Managing Member
February 16, 2015